
02005374

SECURI[TIES AND EXCHANGE CO]MMISSION
Washington, D.C.

| OMB APPROVAL | |
|---|---|
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| SEC FILE NUMBER |
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| 8-36259 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III


SEC MAIL
PROCESSING
RECEIVED
FEB 2 6 2002
WASH. DC
SECTION

3/4/02

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. J. MOSIER & ASSOCIATES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 N. CLINTON, SUITE 3403
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DELORES J. MOSIER 888-452-1161 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JULIAN COLEMAN JR. AND COMPANY, LTD.
(Name — *if individual, state last, first, middle name*)

125 SOUTH WACKER DRIVE, SUITE 2800 (Address) CHICAGO, (City) ILLINOIS (State) 60606 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

## OATH OR AFFIRMATION

I, DELORES J. MOSIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. J. MOSIER & ASSOCIATES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________



Delores J. Mosier
Signature

Principal
Title

Notary Public #482652

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# D.J. MOSIER & ASSOCIATES, INC.
# FINANCIAL STATEMENTS
# DECEMBER 31, 2001 AND 2000

## CONTENTS



Julian Coleman, Jr. & Company, Ltd.
Certified Public Accountants • Business Consultants
125 South Wacker Drive, Suite 2800 • Chicago, IL 60606
Tel: 312.692.8340 • Fax: 312.692.8343 • e-mail: jcole@bbpc.com

January 28, 2002

**INDEPENDENT AUDITOR'S REPORT**

To the Board of Directors of
D.J. MOSIER & ASSOCIATES, INC.
Chicago, Illinois 60611

We have audited the accompanying statements of financial condition of D.J. Mosier & Associates, Inc. as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of D.J. Mosier & Associates, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in its stockholders' equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Julian Coleman Jr. & Co. LTD

JULIAN COLEMAN, JR. & COMPANY, LTD.
Certified Public Accountants

**D.J. MOSIER & ASSOCIATES, INC.**
**STATEMENTS OF FINANCIAL CONDITION**
**DECEMBER 31, 2001 AND 2000**

## ASSETS

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ 29,328 | $ 38,168 |
| Prepaid Expenses | 696 | 622 |
| Deposits | 1,430 | 1,430 |
| Office Equipment at Cost, Net of Accumulated Depreciation of $47,382 and $46,531 | 2,271 | 3,122 |
| Leasehold Improvements, Net of Accumulated Amortization of $31,881 and $26,521 | 14,346 | 19,706 |
| **TOTAL ASSETS** | $ 48,071 | $ 63,048 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts Payable | $ 6,000 | $ 1,561 |
| Accrued Payroll Taxes | 1,878 | - |
| Total Liabilities | 7,878 | 1,561 |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock, No Par Value; 10,000 Shares Authorized, Issued and Outstanding | 1,000 | 1,000 |
| Paid In Capital | 147,747 | 147,747 |
| Accumulated Deficit | (108,554) | (87,260) |
| Total Stockholders' Equity | 40,193 | 61,487 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 48,071 | $ 63,048 |

The accompanying notes are an integral part of these statements.

**D.J. MOSIER & ASSOCIATES, INC.**
**STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000**

| | 2001 | 2000 |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ 618,522 | $ 594,397 |
| Consulting Fees | 56,159 | 47,066 |
| Total Revenues | 674,681 | 641,463 |
| **EXPENSES** | | |
| Employee Compensation and Commissions | 301,266 | 262,882 |
| Rent | 97,268 | 106,939 |
| General and Administrative | 297,793 | 263,173 |
| Total Expenses | 696,327 | 632,994 |
| Operating Income (Loss) | (21,646) | 8,469 |
| **OTHER INCOME/ (EXPENSE)** | | |
| Other Income/ (Expense) | (115) | 7,885 |
| Interest Income | 467 | 482 |
| Total Other Income/(Expense) | 352 | 8,367 |
| **NET INCOME (LOSS)** | $ (21,294) | $ 16,836 |

The accompanying notes are an integral part of these statements.

**D.J. MOSIER & ASSOCIATES, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000**

| | Common Stock | Paid In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance 1/1/00 | $ 1,000 | $ 147,747 | $ (104,096) | $ 44,651 |
| 2000 Net Income (Loss) | | | 16,836 | 16,836 |
| Balance 12/31/00 | $ 1,000 | $ 147,747 | $ (87,260) | $ 61,487 |
| 2001 Net Income (Loss) | | | (21,294) | (21,294) |
| Balance 12/31/01 | $ 1,000 | $ 147,747 | $ (108,554) | $ 40,193 |

The accompanying notes are an integral part of these statements.

**D.J. MOSIER & ASSOCIATES, INC.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000**

| | 2001 | 2000 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income (Loss) | $ (21,294) | $ 16,836 |
| Adjustments to Reconcile Net Income (Loss) to Net Cash (Used)/Provided by Operating Activities: | | |
| Depreciation and Amortization | 6,211 | 7,619 |
| Net Change in Certain Assets and Liabilities: | | |
| (Increase) Decrease in Accounts Receivable | - | 11,200 |
| (Increase) Decrease in Other Assets | (74) | (622) |
| Increase (Decrease) in Accounts Payable and Accrued Payroll Taxes | 6,317 | (2,188) |
| **NET CASH (USED)/ PROVIDED BY OPERATING ACTIVITIES** | (8,840) | 32,845 |
| **NET (DECREASE)/ INCREASE IN CASH** | (8,840) | 32,845 |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 38,168 | 5,323 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 29,328 | $ 38,168 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid for Interest | $ 0 | $ 0 |
| Cash Paid for Income Taxes | $ 0 | $ 0 |

The accompanying notes are an integral part of these statements.

**D.J. MOSIER & ASSOCIATES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2001 AND 2000**

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

D.J. Mosier and Associates, Inc. is a broker/dealer, which acts in the placement of mutual funds. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

The financial statements of the Company are presented on the accrual basis of accounting.

Securities transactions and related commission revenues and expenses are recorded on a settlement-date basis. As of December 31, 2001 and 2000 there were no unsettled trades.

### Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is reqiured to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2001 and 2000, the Company has net capital of $21,316 and $36,473, respectively and had no customer accounts.

### Accounts Receivable

Commissions and Other –

Accounts receivable primarily represents commission income earned on security transactions. Management of the Company believes all amounts included in account receivables are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

### Office Equipment and Leasehold Improvements

Furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2001 and 2000 was $851 and $1,424 respectively. Leasehold improvements are amortized on a straight-line method over the life of the lease. Amortization expense for 2001 and 2000 was $5,360 and $6,196 respectively.

### Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income for the Company is equal to net income for the period ending December 31, 2001 and 2000.

### Income Taxes

As of December 31, 2001 and 2000, the Company has net operating loss carry forwards available of which no financial statement benefit has been recognized.

## 2. RELATED PARTY TRANSACTIONS

The Company leases its office facilities in Chicago and La Porte, Indiana from a related party under two non-cancelable operating leases that expire on January 31, and October 31, 2010. The future rental payments under the leases for the next five years are as follows:

| | |
|---|---|
| 2002 | $111,243 |
| 2003 | $114,041 |
| 2004 | $116,283 |
| 2005 | $118,558 |
| 2006 | $120,890 |

Rent expense for the year ended December 31, 2001 and 2000 amounted to $97,268 and $106,939 respectively.

The Company also leases its computers and other office equipment from a related party under an operating lease expiring on October 27, 2002. The lease calls for monthly payments in the amount of $2,400, future minimum rentals under this lease for the remaining term are as follows:

| | |
|---|---|
| 2002 | $24,000 |

## 3. CONCENTRATIONS

The Company has four customers that accounts for 60% of commission revenue for the year ended December 31, 2001.

# SUPPLEMENTAL INFORMATION

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 40,193 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | 40,193 [3500] |
| 4. | Add: | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 0 [3520] |
| | B. Other (deductions) or allowable credits (List) | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | 40,193 [3530] |
| 6. | Deductions and/or charges: | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | | 18,877 [3540] | |
| | B. Secured demand note deficiency | | [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | | [3600] | |
| | D. Other deductions and/or charges | | [3610] | -18,877 [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | [3630B] | |
| | | [3630C] | [3630D] | |
| | | [3630E] | [3630F] | 0 [3630] |
| 8. | Net capital before haircuts on securities positions | | | 21,316 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | A. Contractual securities commitments | | [3660] | |
| | B. Subordinated securities borrowings | | [3670] | |
| | C. Trading and investment securities: | | | |
| | 1. Exempted securities | | [3735] | |
| | 2. Debt securities | | [3733] | |
| | 3. Options | | [3730] | |
| | 4. Other securities | | [3734] | |

| | | | |
|---|---|---|---|
| D. Undue Concentration | | [3650] | |
| E. Other (List) | | | |
| | [3736A] | [3736B] | |
| | [3736C] | [3736D] | |
| | [3736E] | [3736F] | |
| | | 0 [3736] | 0 [3740] |
| 10. Net Capital | | | 21,316 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | |
|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | 525 [3756] |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000 [3758] |
| 13. Net capital requirement (greater of line 11 or 12) | 5,000 [3760] |
| 14. Excess net capital (line 10 less 13) | 16,316 [3770] |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 20,528 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | 7,878 [3790] |
| 17. Add: | | | |
| A. Drafts for immediate credit | | [3800] | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | |
| C. Other unrecorded amounts(List) | | | |
| | [3820A] | [3820B] | |
| | [3820C] | [3820D] | |
| | [3820E] | [3820F] | |
| | | 0 [3820] | 0 [3830] |
| 19. Total aggregate indebtedness | | | 7,878 [3840] |
| 20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | | % 37 [3850] |

**D.J. MOSIER & ASSOCIATES, INC.**
**RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS, OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING DECEMBER 31, 2001**

No material differences existed at December 31, 2001, between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2001.

**D.J. MOSIER & ASSOCIATES INC.**

**Computation For Determination of Reserve Requirements For Broker/Dealers Under Rule 15c3-3 and Information For Possession or Control Requirements Under Rule 15c3-3 December 31, 2001**

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.



Julian Coleman, Jr. & Company, Ltd.
Certified Public Accountants • Business Consultants
125 South Wacker Drive, Suite 2800 • Chicago, IL 60606
Tel: 312.692.8340 • Fax: 312.692.8343 • e-mail: jcole@bbpc.com

January 28, 2002

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
D.J. MOSIER & ASSOCIATES, INC.

In planning and performing our audit of the financial statements and supplemental information of D.J. MOSIER & ASSOCIATES, INC. (the Company), for the year ended December 31, 2001 , we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following :

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. The recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



JULIAN COLEMAN, JR. & COMPANY, LTD.
Certified Public Accountants



# D.J. MOSIER & ASSOCIATES, INC.

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTAL INFORMATION

**(With Independent Auditor's Report)**

**DECEMBER 31, 2001 AND 2000**



SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
WASH, D.C. 354 SECTION




Julian Coleman, Jr.
& Company, Ltd.
Certified Public Accountants
Business Consultants